UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

WildHorse Resource Development Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

96812T 102

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 96812T 102

1	Name of Reporting Person: Esquisto Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 38,755,330
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 38,755,330
9	Aggregate Amount Beneficially Owned by Each Reporting Person 38,755,330
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 41.2% (1)
12	Type of Reporting Person OO

(1)	Based on 93,977,541 shares of Class A common stock issued and outstanding as of February 8, 2017.

CUSIP NO. 96812T 102

1	Name of Reporting Person: WHE AcqCo Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,563,266
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,563,266
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,563,266
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 2.7% (1)
12	Type of Reporting Person OO

(1)	Based on 93,977,541 shares of Class A common stock issued and outstanding as of February 8, 2017.

CUSIP NO. 96812T 102

1	Name of Reporting Person: NGP XI US Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 50,318,596 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 50,318,596 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 50,318,596 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 53.5% (2)
12	Type of Reporting Person PN

(1)	As further described in Item 4, NGP XI US Holdings, L.P. may be deemed to beneficially own the shares of common stock of the Issuer that are held by Esquisto Holdings, LLC and WHE AcqCo Holdings, LLC, in addition to the shares it owns of the Issuer.
(2)	Based on 93,977,541 shares of Class A common stock issued and outstanding as of February 8, 2017.

CUSIP NO. 96812T 102

1	Name of Reporting Person: WHR Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 21,200,084
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 21,200,084
9	Aggregate Amount Beneficially Owned by Each Reporting Person 21,200,084
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 22.6% (1)
12	Type of Reporting Person OO

(1)	Based on 93,977,541 shares of Class A common stock issued and outstanding as of February 8, 2017.

CUSIP NO. 96812T 102

1	Name of Reporting Person: NGP Energy Capital Management, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 71,518,680 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 71,518,680 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 71,518,680 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 76.1% (2)
12	Type of Reporting Person OO

(1)	As further described in Item 4, NGP Energy Capital Management, L.L.C. may be deemed to beneficially own the shares of common stock of the Issuer that are held by Esquisto Holdings, LLC, WHE AcqCo Holdings, LLC, NGP XI US Holdings, L.P. and WHR Holdings, LLC.
(2)	Based on 93,977,541 shares of Class A common stock issued and outstanding as of February 8, 2017.

CUSIP NO. 96812T 102

Item 1(a).	Name of issuer:

WildHorse Resource Development Corporation (the “Issuer”)

Item 1(b).	Address of issuer’s principal executive offices:

9805 Katy Freeway, Suite 400
Houston, Texas 77024

Item 2(a).	Names of persons filing:

This Schedule 13G is being filed by each of the following persons (each, a “Reporting Person” and together, the “Reporting Persons”):

	(i)	Esquisto Holdings, LLC

	(ii)	WHE AcqCo Holdings, LLC

	(iii)	NGP XI US Holdings, L.P.

	(iv)	WHR Holdings, LLC

	(v)	NGP Energy Capital Management, L.L.C.

Item 2(b).	Address or principal business office or, if none, residence:

	(i)	Esquisto Holdings, LLC
9805 Katy Freeway, Suite 400
Houston, Texas 77024

	(ii)	WHE AcqCo Holdings, LLC
9805 Katy Freeway, Suite 400
Houston, Texas 77024

	(iii)	NGP XI US Holdings, L.P.
5221 N. O’Connor Blvd., Suite 1100
Irving, Texas 75039

	(iv)	WHR Holdings, LLC
9805 Katy Freeway, Suite 400
Houston, Texas 77024

	(v)	NGP Energy Capital Management, L.L.C.
5221 N. O’Connor Blvd., Suite 1100
Irving, Texas 75039

Item 2(c).	Citizenship:

	(i)	Esquisto Holdings, LLC	- Delaware

	(ii)	WHE AcqCo Holdings, LLC	- Delaware

	(iii)	NGP XI US Holdings, L.P.	- Delaware

	(iv)	WHR Holdings, LLC	- Delaware

	(v)	NGP Energy Capital Management, L.L.C.	- Texas

Item 2(d).	Title of class of securities:

Common stock, par value $0.01 per share

Item 2(e).	CUSIP number:

96812T 102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

Esquisto Investment Holdings, LLC (“Esquisto Investment Holdings”) owns 100% of the capital interests in Esquisto Holdings, LLC (“Esquisto Holdings”). NGP IX US Holdings, LP (NGP IX US Holdings”) and NGP XI US Holdings, L.P. (“NGP XI US Holdings”) directly and indirectly own 27.6% and 62.4% of Esquisto Investment Holdings, respectively, and certain members of the Issuer’s management own the remaining 10.0%. As a result, NGP IX US Holdings and NGP XI US Holdings may be deemed to indirectly beneficially own the shares held by Esquisto Holdings. NGP IX Holdings GP, LLC (“NGP IX Holdings GP”) is the sole general partner of NGP IX US Holdings. NGP Natural Resources IX, L.P. (“NGP Natural Resources IX”) is the sole member of NGP IX Holdings GP. G.F.W. Energy IX, L.P. (“GFW Energy IX”) is the sole general partner of NGP Natural Resources IX. GFW IX, L.L.C. (“GFW IX”) is the sole general partner of GFW Energy IX. GFW IX has delegated full power and authority to manage NGP IX US Holdings to NGP Energy Capital Management, L.L.C. (“NGP ECM”) and accordingly, NGP ECM may be deemed to share voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares.

NGP XI US Holdings owns 100% of the capital interests in WHE AcqCo Holdings, LLC (“WHE AcqCo Holdings”). NGP XI Holdings GP, L.L.C. (“NGP XI Holdings GP”) is the sole general partner of NGI XI US Holdings. NGP Natural Resources XI, L.P. (“NGP Natural Resources XI”) is the sole member of NGP XI Holdings GP. G.F.W. Energy XI, L.P. (GFW Energy XI”) is the sole general partner of NGP Natural Resources XI. GFW XI, L.L.C. (“GFW XI”) is the sole general partner of GFW Energy XI. GFW XI has delegated full power and authority to manage NGP XI US Holdings to NGP ECM and accordingly, NGP ECM may be deemed to share voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares.

WildHorse Investment Holdings, LLC (“WildHorse Investment Holdings”) owns 100% of the capital interests in WHR Holdings, LLC (“WildHorse Holdings”). NGP X US Holdings, L.P. (“NGP X US Holdings”) owns 90.3% of WildHorse Investment Holdings, and certain members of the Issuer’s management own the remaining 9.7%. As a result, NGP X US Holdings may be deemed to indirectly beneficially own the shares held by WildHorse Holdings. NGP X Holdings GP, L.L.C. (“NGP X Holdings GP”) is the sole general partner of NGP X US Holdings. NGP Natural Resources X, L.P. (“NGP X”) is the sole member of NGP X Holdings GP. G.F.W. Energy X, L.P. (“GFW X”) is the sole general partner of NGP X. GFW X, L.L.C. (“GFW X GP”) is the sole general partner of GFW X. GFW X GP has delegated full power and authority to manage NGP X US Holdings to NGP ECM and accordingly, NGP ECM may be deemed to share voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares.

	1.	Esquisto Holdings, LLC

	a.	Amount beneficially owned: 38,755,330

b.	Percent of class: 41.2%

c.	Number of shares as to which the person has:

	i.	Sole power to vote or to direct the vote: 0

	ii.	Shared power to vote or to direct the vote: 38,755,330

	iii.	Sole power to dispose or to direct the disposition of: 0

	iv.	Shared power to dispose or to direct the disposition of: 38,755,330

2. WHE AcqCo Holdings, LLC

a.	Amount beneficially owned: 2,563,266

b.	Percent of class: 2.7%

c.	Number of shares as to which the person has:

	i.	Sole power to vote or to direct the vote: 0

	ii.	Shared power to vote or to direct the vote: 2,563,266

	iii.	Sole power to dispose or to direct the disposition of: 0

	iv.	Shared power to dispose or to direct the disposition of: 2,563,266

3. NGP XI US Holdings, L.P.

a.	Amount beneficially owned: 50,318,596

b.	Percent of class: 53.5%

c.	Number of shares as to which the person has:

	i.	Sole power to vote or to direct the vote: 0

	ii.	Shared power to vote or to direct the vote: 50,318,596

	iii.	Sole power to dispose or to direct the disposition of: 0

	iv.	Shared power to dispose or to direct the disposition of: 50,318,596

4. WHR Holdings, LLC

a.	Amount beneficially owned: 21,200,084

b.	Percent of class: 22.6%

c.	Number of shares as to which the person has:

	i.	Sole power to vote or to direct the vote: 0

	ii.	Shared power to vote or to direct the vote: 21,200,084

	iii.	Sole power to dispose or to direct the disposition of: 0

	iv.	Shared power to dispose or to direct the disposition of: 21,200,084

5. NGP Energy Capital Management, L.L.C.

a.	Amount beneficially owned: 71,518,680

b.	Percent of class: 76.1%

c.	Number of shares as to which the person has:

	i.	Sole power to vote or to direct the vote: 0

	ii.	Shared power to vote or to direct the vote: 71,518,680

	iii.	Sole power to dispose or to direct the disposition of: 0

	iv.	Shared power to dispose or to direct the disposition of: 71,518,680

Item 5.	Ownership of five percent or less of a class:

Not applicable.

Item 6.	Ownership of more than five percent on behalf of another person:

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

Not applicable.

Item 8.	Identification and classification of members of the group:

Not applicable.

Item 9.	Notice of dissolution of group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

ESQUISTO HOLDINGS, LLC

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

WHE ACQCO HOLDINGS, LLC

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

NGP XI US HOLDINGS, L.P.

By: NGP X Holdings GP, L.L.C., its general partner

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

WHR HOLDINGS, LLC

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

NGP ENERGY CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Chief Operating Officer

Signature Page to Schedule 13G